

Mail Stop 4720

February 17, 2016

<u>Via E-mail</u>
Nancy Simonian, M.D.
President and Chief Executive Officer
Syros Pharmaceuticals, Inc.
620 Memorial Drive, Suite 300
Cambridge, Massachusetts 02139

> **Re:** **Syros Pharmaceuticals, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted February 5, 2016**
> **CIK No. 0001556263**

Dear Dr. Simonian:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Notes to Financial Statements</u>
<u>16. Subsequent events (unaudited), page F-34</u>

1. It appears the Subsequent Events footnote should be audited. Please revise or tell us why no revision is necessary.

You may contact Bonnie Baynes at (202) 551-4924 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Steven D. Singer
        Cynthia T. Mazareas
        Wilmer Cutler Pickering Hale and Dorr LLP
        60 State Street
        Boston, Massachusetts 02109